Filed by: Carbon Energy Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Exchange Act of 1934, as amended
Subject Company: Evergreen Resources, Inc.
Commission file number: 333-105430

Carbon Energy Corporation
Carbon Energy Corporation (USA)
Carbon Energy Canada Corporation

To:	Carbon Energy Corporation Employees and Directors
From:	Kevin D. Struzeski
Date:	October 20, 2003
Re:	Carbon Energy Stock Options

        Attached please find a stock option form that lists your current Carbon stock options outstanding, their respective exercise price and the comparable post-merger number of Evergreen options and respective exercise price. In order to effectively plan at the merger for the number of options that will be exercised for cash, Evergreen shares or converted to Evergreen options, we ask that you fill out the attached form regarding your preference for treatment of your options. By filling out this form you are not obligated to treat your options in the manner selected, this form is for planning purposes only. If you wish to elect more than one preference, state the number of Carbon options you would like to allocate to each. Please indicate your preference by choosing option 1 through 5 in the shaded area under the column heading "Conversion Preference(s)."

        You will notice that for elections 2 and 3 of the form, reference is made to a special cashless exercise program offered by Evergreen. We will hold a meeting next week (time to-be-announced, Canadian employees via telephone) where representatives of RBC will discuss the cashless exercise alternative.

        Note these preference alternatives apply if you intend to exercise your Carbon stock options after the merger (anticipated to be October 29, 2003). To the extent not exercised, all of your Carbon stock options will automatically be converted on the date of the merger into options to acquire shares of Evergreen stock as set forth in the attached table. Following the merger, Evergreen may elect to substitute options under Evergreen's 2000 Stock Incentive Plan for all or part of your options provided the terms and conditions applicable to your options do not change.

        Please return this form to me or fax to my attention at (303) 860-9128 by the end of business on Monday, October 20, 2003. If you have any questions, give me a call.

1700 Broadway, Suite 1150, Denver, Colorado 80290 / (303) 863-1555 / Facsimile (303) 863-1558
1750, 530-8th Avenue, S.W., Calgary, Alberta T2P 3S8 / (403) 265-7605 / Facsimile (403) 262-8167

Carbon Energy Corporation
Carbon Energy Corporation (USA)
Carbon Energy Canada Corporation

To:	Carbon Energy Corporation Employees and Directors
From:	Kevin D. Struzeski
Date:	October 20, 2003
Re:	Carbon Energy Stock Options

        Attached please find a stock option form that lists your current Carbon stock options outstanding, their respective exercise price and the comparable post-merger number of Evergreen options and respective exercise price. In order to effectively plan at the merger for the number of options that will be exercised for cash, Evergreen shares or converted to Evergreen options, we ask that you fill out the attached form regarding your preference for treatment of your options. By filling out this form you are not obligated to treat your options in the manner selected, this form is for planning purposes only. If you wish to elect more than one preference, state the number of Carbon options you would like to allocate to each. Please indicate your preference by choosing option 1 through 5 in the shaded area under the column heading "Conversion Preference(s)".

        You will notice that for elections 2 and 3 of the form, reference is made to a special cashless exercise program offered by Evergreen. We will hold a meeting next week (time to-be-announced, Canadian employees via telephone) where representatives of RBC will discuss the cashless exercise alternative.

        Note these preference alternatives apply if you intend to exercise your Carbon stock options after the merger (anticipated to be October 29, 2003). To the extent not exercised, all of your Carbon stock options will automatically be converted on the date of the merger into options to acquire shares of Evergreen stock as set forth in the attached table. Following the merger, Evergreen may elect to substitute options under Evergreen's 2000 Stock Incentive Plan for all or part of your options provided the terms and conditions applicable to your options do not change.

        Please return this form to me or fax to my attention at (303) 860-9128 by the end of business on Monday, October 20, 2003. If you have any questions, give me a call.

        Please note that if you do not have an employment or director relationship with Evergreen after the merger, your options must be exercised within the 3-month period following termination of your employment or of your director relationship. For example if your employment terminates on the effective date of the merger (October 29, 2003) then you must exercise your options no later than January 29, 2004.

Carbon Energy Corporation
Stock Option Election Form
October 2003
Employee/Director:

Grant Date	Carbon Options Outstanding	Carbon Exercise Price	Converted Evergreen Options Outstanding	Converted Evergreen Exercise Price	Option Expiration Date	Conversion Preference (s) (1—5)
1/0/1900	—	$—	—	$—	1/0/1900

        My conversion preferences are as follows:

1)
I intend to exercise my Carbon options to acquire shares of Evergreen common stock. I intend to pay the exercise price in cash or by delivering shares of Evergreen stock that I have held (or that were acquired for Carbon stock that I have held) for at least six (6) months at the time of exercise.

2)
I intend to exercise my Carbon options for cash using the special cashless exercise program offered by Evergreen.

3)
I intend to exercise my Carbon options and acquire Evergreen common stock using the special cashless exercise program offered by Evergreen.

4)
I intend to exercise my Carbon options and acquire shares of Evergreen common stock by delivering to a broker of my choice written instructions of exercise and irrevocable instructions to promptly deliver to Evergreen the amount of sale or loan proceeds necessary to pay the option exercise price.

5)
I plan to keep my Carbon options with the understanding that they will be converted into options to acquire shares of Evergreen common stock (default option).